OCI Partners LP

P.O. Box 1647

Nederland, Texas 77627

July 22, 2013

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	OCI Partners LP
Registration Statement on Form S-1
File No. 333-189350
Filed June 14, 2013

Ladies and Gentlemen:

Set forth below are the responses of OCI Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2013 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on June 14, 2013, File No. 333-189350 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.	Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Securities and Exchange Commission

July 22, 2013

Response: We will include a price range in a subsequent pre-effective amendment to the Registration Statement. We acknowledge that the Staff will need sufficient time to review and process an amendment to the Registration Statement containing a price range and that the inclusion of a price range may cause the Staff to raise issues on areas in the Registration Statement upon which the Staff has not previously commented.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of units offered and the mid-point of the offering price range, or the number of units to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of units, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: We will provide in subsequent pre-effective amendments to the Registration Statement all material information other than information that the Partnership is entitled to omit pursuant to Rule 430A. We confirm that we will not circulate copies of the Registration Statement or the preliminary prospectus until we include an estimated price range, maximum number of units, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range and all other information except information that the Partnership may exclude in reliance upon Rule 430A.

3.	Please provide us with copies of any additional artwork or other graphics you intend to use in your prospectus.

Response: We acknowledge the Staff’s comment and advise the Staff that Amendment No. 1 includes all artwork and other graphics that the Partnership currently intends to use in the prospectus.

4.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Response: Prior to the effectiveness of the Registration Statement, we will arrange to have a FINRA representative call the Staff or provide the Staff with confirmation that FINRA has cleared the proposed underwriting compensation for the offering.

Securities and Exchange Commission

July 22, 2013

5.	Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of all other limited partnership offerings.” Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

Response: In response to the Staff’s comment, we have carefully considered Securities Act Industry Guide 5 (the “Guide”) and Securities Act Release 33-6900 (“Release 33-6900”) and believe we have satisfied all relevant requirements of the Guide and Release 33-6900 as applied by the Staff to offerings of common units in master limited partnerships (“MLPs”).

With respect to the information required by II.B.2 of Release 33-6900, we note that:

•	disclosure relating to compensation to the general partner and its affiliates is discussed on pages 128, 135-138 and 161 of Amendment No. 1;

•	disclosure relating to conflicts of interest is discussed on pages 139 through 144 of Amendment No. 1;

•	disclosure relating to the fiduciary responsibility of the general partner is discussed on pages 144 through 147 of Amendment No. 1;

•	disclosure relating to management is discussed on pages 125 through 132 of Amendment No. 1;

•	disclosure relating to the Partnership’s business is discussed on pages 105 through 124 of Amendment No. 1;

•	the Partnership’s partnership agreement is summarized on pages 150 through 162 of Amendment No. 1; and

•	disclosure relating to distributions and allocations is described on pages 55 through 68 of Amendment No. 1.

We believe that disclosure of prior performance as referenced in Section II.A.3.f of Release 33-6900 is not warranted because the Partnership, although structured as a limited partnership, is not a “program” as that term is used in the Guide or Release 33-6900. For instance, the Partnership is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. In addition, the Partnership does not, and does not intend to, engage in trading activities or purchase real estate properties for investment. To the contrary, the Partnership is an operating business that owns and operates a methanol and ammonia manufacturing facility. In contrast to “programs,” the Partnership will not generate income from trading activities or passive investments; instead, the Partnership generates substantially all of its income from manufacturing and selling methanol and ammonia.

Securities and Exchange Commission

July 22, 2013

6.	Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

Response: We acknowledge that sales material is subject to the Staff’s review and comment. We confirm that no sales material will be given to any prospective investors in connection with the offering other than a preliminary prospectus.

7.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on behalf of the Partnership, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The underwriters that are participating in the Partnership’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act. We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

8.	Please continue to monitor the requirements to provide updated financial statements and related disclosures.

Response: We acknowledge the Staff’s comment and undertake to provide in future amendments updated financial statements and related disclosures that may be required by Rule 3-12 of Regulation S-X.

9.	Please consistently order numerical data presented in tabular and narrative formats throughout your filing. Please refer to SAB Topic 11:E.

Response: The Registration Statement has been revised as requested. Please see the financial and other numerical data presented in tabular and narrative formats in Amendment No. 1, including under the sections “Summary Historical and Pro Forma Financial and Operating Data” beginning on page 18, “Selected Historical and Pro Forma Financial and Operating Data” beginning on page 69 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 72.

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July 22, 2013

Prospectus Cover Page

10.	Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.

Response: In response to the Staff’s comment, we have revised the cover page of the prospectus to include a footnote with a cross-reference to the Use of Proceeds section of the prospectus, which includes the percentage of offering proceeds that will be available to us after deducting the estimated underwriting discount, structuring fees and estimated offering expenses payable by us. Please see the cover page of the prospectus and page 49. We believe that Section II.B.3.a of Release 33-6900 is inapplicable to the Registration Statement. We respectfully advise the Staff that we will not use any of the proceeds from the offering to pay fees, commissions, expenses or other compensation to our general partner and its affiliates. Rather, as disclosed in “Use of Proceeds,” we will use the net proceeds from the offering to repay debt, to fund capital expenditures and, to the extent any net proceeds remain, for general partnership purposes. Accordingly, we do not believe that the concerns relating to the presentation of estimated use of proceeds that Section II.B.3.a of Release 33-6900 addresses are applicable to us because 100% of the net proceeds from the offering will be invested in the business of the Partnership.

Prospectus Summary, page 1

General

11.	Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 8 and 9.

12.	Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. Where such information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable. We note the following example: “[w]e are currently the largest merchant methanol producer in the United States…” page 1.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages v, 3, 91 and 106. We confirm that there have been no material changes to the disclosures in the Registration Statement derived from information provided by Jim Jordan and Associates, LP (“Jim Jordan”) and Blue, Johnson & Associates, Inc. (“Blue Johnson”) since the dates set forth on pages v and 91. We

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July 22, 2013

advise the Staff that we will update the dates of the information provided by Jim Jordan and Blue Johnson and incorporate any changes in the information derived from Jim Jordan and Blue Johnson in a subsequent pre-effective amendment to the Registration Statement. In addition, we are supplementally providing (under a separate cover letter) information responsive to the Staff’s request for sources.

Experienced Management and Operational Team, page 4

13.	Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 4 and 108.

Customers and Contracts, page 7

14.	Please disclose the percentage of your revenue derived from sales to industrial users and commercial traders for further processing or distribution and the percentage derive from uncontracted sales of methanol and ammonia.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7, 75 and 116.

Organizational Structure After the Transaction, page 11

15.	Please disclose the percentage of common units held by your sponsor both if the over-allotment option is and is not exercised by the underwriters. Please also include disclosure showing the sponsor’s percentage ownership in both scenarios throughout your filing, as applicable.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 11. Please also see pages 16, 45, 135, 151, 153 and 157 for disclosure of the sponsor’s percentage ownership both if the over-allotment option is and is not exercised by the underwriters.

Cash Distributions, page 14

16.	Please revise your disclosure here, and elsewhere as appropriate to clearly state that on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on the common units for the year ended December 31, 2012 and the twelve months ended March 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the cover page of the prospectus and pages 9, 15, 23 and 57.

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July 22, 2013

Material Federal Income Tax Consequences, page 16

17.	Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in your securities.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 17.

Risk Factors, page 21

18.	The risk factor entitled “A shortage of skilled labor, together with rising labor costs, could adversely affect our results of operations…” on page 37 appears generic and applicable to any company and should either be deleted or revised to demonstrate its particular applicability to you.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to delete the above-referenced risk factor. Please see page 37.

“We are not fully insured against all risks related to our business…”, page 25

19.	Please revise this risk factor to explain how your insurance coverage would convert to U.S. dollars.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 25-26 and 123-124.

Our ability to service our indebtedness will depend. to generate cash in the future, page 37

20.	Please disclose your current debt service requirements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 37.

“There is no existing market for our common units…”, page 44

21.	Please expand the risk factor summary on the cover page of the prospectus to include a summary of this risk factor. Refer to Sections II.A.3.a of Securities Act Release 33-6900.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the cover page of the prospectus.

Securities and Exchange Commission

July 22, 2013

Our Cash Distribution Policy and Restrictions on Distributions, page 54

Unaudited Pro Forma Cash Available for Distribution, page 56

22.	Please explain why you present pro forma disclosures for the twelve months ended March 31, 2013.

Response: We acknowledge the Staff’s comment and respectfully submit that we present pro forma disclosures for the twelve months ended March 31, 2013 (the “LTM Backcast”) and forecasted disclosures for the twelve months ending September 30, 2014 (the “Forecast”) primarily to demonstrate our ability to generate a certain amount of cash during the twelve months ending September 30, 2014 (the “Forecast Period”), which we intend to distribute pursuant to the cash distribution policy that we will adopt in connection with the closing of the initial public offering. Our cash distribution policy will require us to make quarterly distributions of 100% of our cash available for distribution, and we believe the presentation of the LTM Backcast, together with the pro forma presentation of cash available for distribution for the year ended December 31, 2013 (the “Full-Year Backcast”) and the Forecast, will (i) assist investors in evaluating the Partnership’s ability to make cash distributions over the most recent four-quarter period in respect of which we have prepared financial statements, (ii) allow investors to compare the Full-Year Backcast to a more recent four-quarter period and (iii) assist investors in evaluating the amount of cash that our business will generate during the Forecast Period in the context of our cash distribution policy and management’s assertion that the Partnership will generate sufficient cash to make its projected distributions in the Forecast Period.

We note that the presentation of backcasts and forecasts of cash available for distribution in registration statements relating to MLP initial public offerings has evolved to address the Commission’s concerns regarding, and investors’ needs for, enhanced disclosure relating to an MLP’s historical and prospective ability to make cash distributions. The now well-established presentation of both backcasts and forecasts of cash available for distribution in MLP registration statements was developed in part in the context of the Commission’s guidance and suggestions in connection with the initial public offerings of Inergy Holdings, L.P. (June 2005) and Williams Partners L.P. (August 2005). See, e.g., Commission Letters to Inergy Holdings dated March 4, 2005, April 26, 2005, May 31, 2005 and June 9, 2005; and Commission Letters to Williams Partners dated June 1, 2005, July 8, 2005 and July 28, 2005. For example, in comment 10 of the Commission Letter to Williams Partners dated June 23, 2005, the Commission requested that the registrant clearly and fully convey “the background and effect of the cash distribution policy,” “estimated cash available to pay distributions over the next four quarters,” “whether historically [the registrant] had sufficient available cash to pay the stated distribution amount” and “any assumptions and considerations related to the preceding disclosure.” Thus, the comment and response process in connection with the initial public offerings of Inergy Holdings and Williams Partners established a precedent presentation of cash available for distribution after which subsequent MLPs have modeled their disclosure in connection with initial public offerings.

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July 22, 2013

We further note that providing a calculation of estimated cash available for distribution for a recent trailing four-quarter period is typical in the context of initial public offerings for MLPs with interim period financial statements included in their registration statements. We have reviewed the final prospectuses for 39 initial public offerings by MLPs since January 1, 2010 attached hereto as Exhibit A (the “Recent Precedent”), and our review indicated that 35 of such MLPs included backcasts in their final prospectuses, with three of the four exceptions being foreign private issuers. Of the 30 MLPs in the Recent Precedent that included interim period financial statements in their initial public offering registration statements, 29 of such MLPs included pro forma disclosures of their calculation of estimated cash available for distribution for the relevant trailing four-quarter period, and the one MLP that did not include such disclosure is a foreign private issuer. In addition, our review of the Recent Precedent indicated that all 39 MLPs included a forecast of their estimated cash available for distribution for the four-quarter period immediately following the closing of the initial public offering. We supplementally advise the Staff that we intend to revise our LTM Backcast to include the four-quarter period ended June 30, 2013 in a future pre-effective amendment to the Registration Statement when we include the Partnership’s quarterly financial statements for the quarter ended June 30, 2013.

Finally, because of the wide-spread inclusion of disclosures similar to the LTM Backcast and the Forecast in MLP initial public offering prospectuses, we believe that inclusion of the LTM Backcast and the Forecast will be essential in the marketing of the offering because investors will expect to see such presentations in the Partnership’s prospectus (consistent with the Recent Precedent). We believe that significant departure from this practice would likely be confusing to investors and inhibit their ability to make comparisons of us to other MLPs.

23.	Refer to note (4) on page 58. In regard to the adjustment for net debt service, please clarify when and how you will adjust for annual required principal payments as the debt outstanding approaches maturity.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 59. We further advise the Staff that we expect under the Term Loan B that we will be required to make quarterly principal payments of 0.25% (or 1% annually) of the outstanding principal balance. We have also updated our disclosures in the unaudited pro forma condensed statements of operations to reflect these terms. We further note that, although we have taken amortization of deferred financing costs related to the Term Loan B into account in preparing our Full-Year Backcast and LTM Backcast, a separate line item for amortization expense does not appear in our tables because it rounds to less than $0.1 million per year.

Securities and Exchange Commission

July 22, 2013

Unaudited Forecasted Cash Available for Distribution, page 58

24.	Please explain why you present forecasted disclosures for the twelve months ended June 30, 2014.

Response: We acknowledge the Staff’s comment and refer the Staff to our response to Comment 22, which is incorporated by reference into our response to this Comment 24.

25.	Refer to note (4) on page 61. In regard to the adjustment for net debt service, please clarify when and how you will adjust for annual required principal payments as the debt outstanding approaches maturity.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 62. We further advise the Staff that we expect under the Term Loan B that we will be required to make quarterly principal payments of 0.25% (or 1% annually) of the outstanding principal balance. We have also updated our disclosures in the unaudited pro forma condensed statements of operations to reflect these terms. We further note that, although we have taken amortization of deferred financing costs related to the Term Loan B into account in preparing our Forecast, a separate line item for amortization expense does not appear in our table because it rounds to less than $0.1 million per year.

26.	Refer to note (6) on page 61. In regard to the adjustments for expansion capital expenditures, please clarify when and how you will adjust for future capital expansions that will not be funded from this offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 62. Consistent with our disclosure elsewhere in the Registration Statement, including under “Our Cash Distribution Policy and Restrictions on Distributions—General—Our Cash Distribution Policy,” we have revised our disclosure in the above-referenced footnote to clarify that we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

27.	In light of the current debottlenecking project that will impact the second half of 2014, please address and quantify the potential impact of this project on cash available for distribution in that period.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 59-67.

28.

It appears to us that the measure you identify as cash available for distribution throughout the filing may not actually equate to the amount of cash you distribute since it does not address the impact of other items, including changes in working capital, that may impact the amount of cash you can distribute. Please reconsider the term you use to identify this measure. Also, based on your pro forma presentations of this measure for the

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July 22, 2013

year ended December 31, 2012 and the twelve months ended March 31, 2013, please explain to us how these measures equate to actual amount of cash you would have been able to distribute in those periods.

Response: We acknowledge the Staff’s comment and advise the Staff that we believe “cash available for distribution” and similarly titled terms (e.g., “distributable cash flow”) are well-established measures among MLP investors that are used primarily to assess performance trends among different reporting periods, as well as to make performance comparisons with other MLPs. The presentation of “cash available for distribution” in registration statements relating to MLP initial public offerings has been well-established practice for many years and is familiar to MLP investors. Consequently, we believe that a significant departure from this practice would be confusing to investors.

As described under “Our Cash Distribution Policy and Restrictions on Distributions—General—Our Cash Distribution Policy,” we expect that cash available for distribution for each quarter will generally equal the cash we generate during the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We expect that the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter. We calculated and presented our pro forma cash available for distribution for the year ended December 31, 2012 and the twelve months ended March 31, 2013 taking into account this definition and the cash distribution policy to be adopted by the board of directors of our general partner. Subject to the assumptions and limitations described under “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution,” we believe the amounts presented for cash available for distribution for the year ended December 31, 2012 and the twelve months ended March 31, 2013 equate to the amount of cash that would have been distributed to unitholders during those periods. To the extent that negative changes in working capital have an impact on our forecasted cash distributions, we note that we have the ability to borrow funds or utilize cash on hand from the proceeds of this offering to make cash distributions and offset any such negative working capital changes. To the extent actual turnaround expenses differ from our turnaround reserves, we will have the ability to borrow funds or utilize cash on hand from the proceeds of this offering to fund any such differences.

29.	Please revise your disclosure to indicate what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls.

Response: In response to the Staff’s comment, we respectfully advise the Staff that for the reasons discussed below, we believe that presenting pro forma distribution amounts on a quarterly basis is unnecessary for an understanding of our historical ability to make cash distributions. Furthermore, we believe that providing pro forma cash available for distribution for the twelve months ended March 31, 2013, as a whole, as opposed to a quarter-by-quarter presentation, is an appropriate and adequate presentation for the Registration Statement.

The historical financial statements presented in the Registration Statement are those of our subsidiary OCI Beaumont, LLC (“OCIB”). OCIB is a privately held limited liability company and was not required to prepare quarterly financial information for all periods in the twelve months ended March 31, 2013. Accordingly, we have not used or relied on quarter-by-quarter financial information to determine if we would have generated cash available for distribution for each quarter during those periods. Rather, we have based our determination of whether we would have generated cash available for distribution on financial information for the entire four-quarter period. Furthermore, preparation of such financial information would result in substantial additional time and effort to prepare and potentially delay the commencement of the offering, with no material incremental benefit to investors, as explained further below.

We believe the presentation of pro forma cash available for distribution for the year ended December 31, 2012 and the twelve months ended March 31, 2013 provides investors with adequate information with respect to the amount of cash that would have been available for distribution to our unitholders for those periods. We believe that a presentation of the aggregate cash available for distribution over a four-quarter period is no less informative on the whole than a quarterly presentation to investors in light of the changes to our business over that period. The completion of our plant upgrade and start-up phase covered substantially all of the most recent four fiscal quarters. As a result, the LTM Backcast and Forecast are not meaningfully comparable on a quarter-by-quarter basis because our facility was not fully operational for substantially all of the LTM Backcast period. Therefore, we do not believe that providing additional quarterly detail in the LTM Backcast will add material information for investors.

We also note that after review of the Recent Precedent, we believe the overwhelming majority of initial public offering prospectuses for MLPs do not provide a quarterly breakdown of pro forma cash available for distribution, and we believe this is because other registrants

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July 22, 2013

believed that such disclosure would not provide investors with meaningful information. Of the 35 MLPs listed in the Recent Precedent that included a backcast in their final prospectuses, 32 of such MLPs did not present quarterly breakdowns of pro forma cash available for distribution.

30.	Please remove the language in the first paragraph on page 59 stating that you do not undertake any obligation to update your assumptions to reflect events or circumstances after the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to delete the above-referenced language. Please see page 60.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Product Sales Contracts, page 72

31.	We note that your customers have no minimum volume purchase obligations. Please disclose whether these customers may determine to purchase from other suppliers.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 74 and 116-117.

Results of Operations, page 75

32.	Please revise your discussion of cost of sales to disclose and discuss the factors that impact changes in cost of goods on a cost per ton produced basis during each period presented.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that due to the integrated nature of our production process, management does not utilize per ton metrics when analyzing our business. In addition, it is difficult for management to calculate the quantity of natural gas used on a per ton basis because we produce ammonia using purged gas from our methanol unit. Thus, we believe a presentation of cost of goods sold on a cost per ton basis would be misleading and confusing to investors.

Liquidity and Capital Resources, page 80

33.	Please revise the heading on page 83 to properly reflect your comparison of the three months ended March 31, [2013] compared to the three months ended March 31, 2012 rather than the year ended March 31, 2012.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 85.

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July 22, 2013

Credit Facilities, page 81

34.	We note your disclosure in the risk factors section and on page 55 that current and future indebtedness contain or will contain significant limitations on your business operations, including your ability to pay distributions. Please revise disclosure in this section to include a discussion of the material covenants and restrictions in your credit facilities that would prohibit you from making cash distributions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 83-84. We further advise the Staff that we intend to repay in full and terminate the Term B-1 Loan with a portion of the proceeds from this offering. In addition, we intend to use the proceeds from the Term Loan B to repay in full and terminate the Term B-2 Loan.

Customers and Contracts, page 113

35.	We note your disclosure that for the year ended December 31, 2012, Methanex and Koch accounted for approximately 11.2% and 12.0% respectively, of your total methanol revenues and for the three months ended March 31, 2013, Methanex and Koch accounted for approximately 35.5% and 21.3%, respectively, of your total revenues. We also note your disclosure that for the year ended December 31, 2012, Transammonia accounted for approximately 50.6% of your total ammonia revenues. Please file or tell us why you are not required to file agreements with your key customers as exhibits to the registration statement.

Response: We respectfully submit that we do not believe that our agreements with the above-mentioned customers are required to be filed as exhibits to the Registration Statement because (i) such agreements were made in the ordinary course of business and (ii) the Partnership’s business is not substantially dependent on any of such agreements.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” The Partnership’s ordinary course of business involves the production and sale of methanol and ammonia, and the agreements between the Partnership’s customers identified above involve the sale of these products.

Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. We acknowledge that the revenue percentages cited in the Staff’s comment are not immaterial. The Registration Statement therefore provides appropriate disclosure as to 10%-or-greater customer identities and attributable revenue percentages as required by Item 101(c)(1)(vii) of Regulation S-K. The only category potentially relevant in the instant case is described in

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Item 601(b)(10)(ii)(B) as a “contract upon which the registrant’s business is substantially dependent,” including contracts “to sell the major part of registrant’s products.” We believe our contracts with the customers identified above are not ones in which the Partnership is substantially dependent.

Notwithstanding the amount of revenue attributable to a customer, there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. Our agreements with our customers are non-exclusive, and, as reflected on pages 116 and 117, a substantial majority of our methanol customers and all of our ammonia customers have no minimum volume purchase obligations under our contracts. In addition, as reflected on pages 116 and 117, the Partnership has experienced changes in the composition of its major customer base and the revenue percentages related thereto, and we expect this variability to continue in the future. Moreover, in the unlikely event that one of our customers decides not to purchase methanol or ammonia, as applicable, from us, we believe that we could readily find a replacement customer for the relevant product. As discussed in the Industry Overview section of the Registration Statement, we produce and sell global commodities for which global and U.S. demand currently exceeds supply, and such supply deficits are expected to continue for the foreseeable future. We believe that our competitive position in our market will enable us to attract new customers should the need arise. In addition, we believe that we would be able to sell our products in the methanol and ammonia spot markets without the need for a contract with any new customers.

We do not believe that the Partnership’s business would be fundamentally altered or that the Partnership’s revenues would be significantly reduced without the benefit of any particular customer agreement, and thus we do not believe that the Partnership’s business is substantially dependent upon any such agreement. Accordingly, we do not believe the ordinary course of business agreements cited in the Staff’s comment are required to be filed as material contracts to the Registration Statement. Following the closing of the offering, we will continue to assess whether the Partnership is dependent upon any one customer agreement such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

Environmental Matters, page 115

Chemical Derivatives of Methanol, page 118

36.	We note your disclosure that EPA draft regulations were scheduled to be published in May 2013 and that you cannot assure investors that EPA’s regulations will not adversely impact demand for methanol for use in formaldehyde production in the United States. We note that the EPA released the proposed regulations on May 29, 2013. Please revise this section to disclose the potential impact of the draft regulations proposed by the EPA. Please consider revising you related risk factor to the extent that the proposed regulations could have an adverse impact on demand. Please review your other environmental matters to ensure the disclosures are current.

Securities and Exchange Commission

July 22, 2013

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 31, 36, 120 and 121.

37.	Please provide all of the information required by Item 101(c)(xii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 122-123.

Conflicts of Interest and Duties, page 135

Conflicts of Interest, page 135

38.	Please revise your disclosure to include proposed method of dealing with each conflict. See Part 5.A. of Industry Guide 5 and Section II.B.2.c of Release No. 33-6900.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we believe that the disclosure contained in the Registration Statement fully describes our general partner’s proposed method of dealing with conflicts of interest. As described on page 139, in resolving a conflict of interest, the board of directors of our general partner may (i) seek approval of the matter by the conflicts committee, (ii) seek approval of the matter by the vote of a majority of the outstanding common units (excluding common units held by our general partner or any of its affiliates) or (iii) approve the matter by the vote of the board of directors. If the board of directors of our general partner does not seek approval of a conflict of interest from the conflicts committee or our unitholders, then the board of directors must determine that the resolution of the conflict of interest is either (i) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (ii) fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict of interest is resolved in any of the four ways enumerated in the bullet points on page 139. We further disclose that, in making the determination of whether to obtain special approval, our general partner is acting in its individual capacity and is not subject to any duty or obligation to the Partnership or the unitholders, other than the implied contractual covenant of good faith and fair dealing.

Books and Reports, page 157

39.	Please tell us why the quarterly reports will be provided within 50 days of the end of the quarter rather than within 45 days. See Part 15 of Industry Guide 5.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose that we will mail or make available summary financial information within 45 days after the close of each quarter (or such shorter period as required by the Commission). Please see page 161.

Securities and Exchange Commission

July 22, 2013

Disposition of Common Units, page 171

40.	Please revise your disclosure in this section to specifically address the requirements of the third paragraph of Part 12.H of Industry Guide 5.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 176.

Underwriting, page 182

41.	Please disclose whether there are any agreements, understandings, or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period. Please also disclose the circumstances under which the lock-ups would be waived.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 187.

Other Relationships, page 185

42.	Please disclose the interest that each underwriter has in your credit facility and the portion of proceeds they will receive.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 189.

Financial Statements, page F-1

Unaudited Pro Forma Condensed Balance Sheet, pages F-3 and F-4

43.	Due to the significant reduction in historical equity that will occur as a result of the completed and planned transactions prior to the offering, it appears to us you should revise the pro forma balance sheet to separately present pro forma adjustments related to the completed and planned transactions, but excludes offering proceeds, and a related sub-total column and then present separate pro forma columns that include the pro forma adjustment for the receipt of offering proceeds and final totals.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-3 and F-4.

Unaudited Pro Forma Statements of Operations, pages F-5, F-6 and F-7

44.	Please revise the title net income to clarify that it excludes non-recurring charges directly attributable to the transactions being presented.

Response: We acknowledge the Staff’s comment and have clarified that unaudited pro forma net income excludes non-recurring charges directly attributable to the transactions in

Securities and Exchange Commission

July 22, 2013

the introductory language to the unaudited pro forma financial statements on page F-2. We believe that this is consistent with the registration statements of recent MLP initial public offerings. Please see page F-2.

45.	Based on your presentation of certain pro forma information in the forepart of your filing for the twelve months ended March 31, 2013, it appears to us you should also present a pro forma statement of operations for this period pursuant to Rule 11-02(c)(4) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-5.

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8

46.	Where applicable, please revise your footnotes to disclose the dates that the transactions for which you provide adjustments in your pro forma financial statements took place if they have already been consummated.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-9.

47.	Please note we will also review your pro forma financial statements and the related pro forma adjustments when they are complete. Please ensure you clearly indicate how you determine the amount of each pro forma adjustment. In addition, if you present a net adjustment, please provide a tabular explanation of the adjustment in the notes to the pro forma financial statements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-9 through F-11.

48.	Refer to note 4(b) on page F-10. Please clarify the current status of negotiations regarding the new Term Loan B and disclose your basis for determining the assumed initial interest rate you use is factually supportable.

Response: We are currently negotiating the term sheet for the Term Loan B with the administrative agent and other lenders. The assumed initial interest rate of 4.5% that we use in the unaudited pro forma statements of operations is factually supportable since the expected terms of LIBOR, currently assumed at 1% based on current market conditions, plus 3.5% is expected to be included in a signed credit agreement for the Term Loan B.

49.	Refer to note 4(c) on page F-10. Please clarify the specific terms and duration of the annual service charge allocation agreement with OCI USA. Please address if there are any facts and circumstances that can result in the annual allocated amount exceeding $15 million. If there are, please clarify your basis for determining these adjustments are factually supportable. In addition, please address the facts and circumstances that resulted in the significant increase in selling, general, and administrative expenses during the period ended March 31, 2013. Based on the specific nature of these expenses, please clarify your basis for determining that eliminating them is factually supportable.

Securities and Exchange Commission

July 22, 2013

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the terms and duration of the annual service charge will be determined when the parties enter into the omnibus agreement. In a future pre-effective amendment, we will provide additional disclosure relating to the terms and duration of the omnibus agreement. Our management expects that the annual allocated amount will be approximately $15 million, which is the basis for the amount that will be included in the omnibus agreement. Currently, there are no facts or circumstances to support incremental expenses over management’s $15 million estimate. The increase in selling, general and administrative expenses from approximately $3.5 million in the period ended March 31, 2012 to approximately $8.1 million in the period ended March 31, 2013 is due to approximately $4.0 million in non-recurring expenses incurred during the period ended March 31, 2013 related to a management consulting agreement with OCI Fertilizer and a consulting agreement with Janus Methanol AG (our previous joint venture partner). In addition, our selling, general and administrative expenses during the three months ended March 31, 2013 were higher compared to the same period for 2012 because our facility was not fully operational or staffed during the first quarter of 2012.

50.	Refer to note 5 on page F-10. Please clarify what distributions are included in the per unit calculations and please explain [to] us if and how your pro forma per unit calculations comply with SAB Topic 1:B:3.

Response: Our per unit calculations will be further updated and included in a future pre-effective amendment to the Registration Statement that contains pricing information. We believe that we are currently in compliance with SAB Topic 1.B.3. In response to the Staff’s comment, we have updated Footnote 1 of our interim financial statements as of March 31, 2013 on page F-17 and reference thereto in Footnote 5 in our unaudited pro forma condensed financial statements on page F-11. We believe that this disclosure is consistent with other MLP registrants, including the disclosure on page F-16 of the final prospectus for Tallgrass Energy Partners, LP (filed May 14, 2013).

Historical Financial Statements – OCI Beaumont LLC

Condensed Balance Sheets, page F-11

51.	We note you present supplemental pro forma information as of March 31, 2013 to reflect the $230 million distribution to OCI USA; however, it appears to us you should revise this pro forma information to also reflect the planned distributions of cash, restricted cash and accounts receivable to OCI USA at or prior to the completion of the offering. Please advise or revise. In addition, due to the significant reduction in your historical equity that will occur prior to the offering, it appears to us whenever you present pro forma equity disclosures (for example summary financial data, capitalization, selected financial data) you should first present pro forma equity disclosures that reflect all the planned distributions but exclude offering proceeds and then present additional pro forma disclosures that also reflect the offering proceeds.

Securities and Exchange Commission

July 22, 2013

Response: We have revised our supplemental pro forma information on page F-17 to reflect the planned distributions of cash, restricted cash and accounts receivable to OCI USA. In addition, we have updated pro forma equity disclosures (for example summary financial data on page 19) accordingly.

Condensed Statements of Operations, pages F-12 and F-23

52.	We note that you do not include depreciation expense in cost of goods sold. Please revise your cost of goods sold line item to clearly state that depreciation is excluded. In addition, since you exclude depreciation expense from cost of goods sold, please remove the sub-total preceding depreciation expense. Please refer to SAB Topic 11.B. Please note this comment is applicable to all statement of operations data you present in your filing.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly, including on pages F-13 and F-24.

53.	Please address comprehensive income pursuant to ASC 220-10-45.

Response: We respectfully advise the Staff that we considered comprehensive income pursuant to ASC 220-10-45 and did not identify any balances and/or components of comprehensive income and, therefore, no disclosures were considered necessary.

(2) Summary of Significant Accounting Policies, page F-26

54.	We note your disclosure on page 78 indicates gains and losses from foreign currencies. To the extent applicable, please provide an accounting policy for foreign currency transactions. If the impact of such transactions could be material, please also revise your disclosures on page 87.

Response: We acknowledge the Staff’s comment and have removed the reference to “foreign currency gains and losses” on page 80 because we had an immaterial amount of such items for the periods presented. Our operations typically do not, and we do not expect in the future that they will, involve any material amount of foreign currency transactions.

55.	Please provide your accounting policy for major turnaround costs as well as any amounts deferred at each balance sheet date.

Response: We respectfully advise the Staff that our “Major Maintenance Activities” accounting policy includes major turnaround costs. We further advise the Staff that we had no major turnaround costs deferred at each balance sheet date.

Securities and Exchange Commission

July 22, 2013

56.	Please disclose the amounts you expensed for repair and maintenance costs during each period presented.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-29.

(e) Revenue Recognition, page F-28

57.	Please clarify when title passes to customers and, if applicable, separately address barge sales and pipeline sales.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-29.

(9) Subsequent Events, page F-20

(11) Subsequent Events, page F-34

58.	Please identify the dates through which subsequent events have been evaluated and whether the dates are the date the financial statements were issued or available to be issued. Please refer to ASC 855-10-50.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-21 and F-35.

Exhibits, page II-1

Exhibit 10.2, page II-1

59.	It appears that the exhibits and schedules to the Term Loan Agreement are missing. In your next amendment, please include the exhibits and schedules to the Term Loan Agreement.

Response: We acknowledge the Staff’s comment and have re-filed the term loan credit agreement, which contains all schedules and exhibits thereto. Please see Exhibit 10.2.

In connection with the above responses to the Staff’s comments, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

July 22, 2013

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows.]

Securities and Exchange Commission

July 22, 2013

Please direct any questions or comments regarding this correspondence to our counsel, Brett E. Braden of Latham & Watkins LLP, by telephone at (713) 546-7412 or by fax at (713) 546-5401.

Very truly yours,

/s/ Frank Bakker
Frank Bakker
President and Chief Executive Officer
OCI GP LLC

cc:	Craig Slivka, Securities and Exchange Commission

Fady Kiama, OCI Partners LP

Brett E. Braden, Latham & Watkins LLP

Divakar Gupta, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

Stephanie C. Beauvais, Andrews Kurth LLP

Exhibit A

MLP	Date of Final Prospectus	Forecast Presented in Final Prospectus	Pro Forma Backcast Period(s) Presented in Prospectus	Most Recent Fiscal Year (FY) and Interim Period (IP) Financial Statements Included in Prospectus

1. Tallgrass Energy Partners, LP	May 13, 2013	Yes	Year ended December 21, 2012	FY: Year ended December 31, 2012 IP: None

2. Emerge Energy Services LP	May 8, 2013	Yes	Year ended December 31, 2012	FY: Year ended December 31, 2012 IP: None

3. KNOT Offshore Partners LP1	April 9, 2013	Yes	None	FY: Year ended December 31, 2012 IP: None

4. New Source Energy Partners L.P.	February 7, 2013	Yes

Year ended December 31, 2011 and three months ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011

Twelve months ended September 30, 2012 and three months ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012

FY: Year ended December 31, 2011 IP: Nine months ended September 30, 2012

5. CVR Refining, LP	January 16, 2013	Yes	Year ended December 31, 2011 Twelve months ended September 30, 2012	FY: Year ended December 31, 2011 IP: Nine months ended September 30, 2012

6. USA Compression Partners, LP	January 14, 2013	Yes	Year ended December 31, 2011 Twelve months ended September 30, 2012	FY: Year ended December 31, 2011 IP: Nine months ended September 30, 2012

7. SunCoke Energy Partners, L.P.	January 17, 2013	Yes	Twelve months ended December 31, 2011 Twelve months ended September 30, 2012 and three months ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012	FY: Year ended December 31, 2011 IP: Nine months ended September 30, 2012

8. Western Gas Equity Partners, LP	December 6, 2012	Yes	Year ended December 31, 2011 Twelve months ended September 30, 2012	FY: Year ended December 31, 2011 IP: Nine months ended September 30, 2012

[1]	Foreign private issuer.

MLP	Date of Final Prospectus	Forecast Presented in Final Prospectus	Pro Forma Backcast Period(s) Presented in Prospectus	Most Recent Fiscal Year (FY) and Interim Period (IP) Financial Statements Included in Prospectus
9. Alon USA Partners, LP	November 19, 2012	Yes	Year ended December 31, 2011 Twelve months ended September 30, 2012	FY: Year ended December 31, 2011 IP: Nine months ended September 30, 2012

10. Delek Logistics Partners, LP	November 1, 2012	Yes	Year ended December 31, 2011 Twelve months ended June 30, 2012	FY: year ended December 31, 2011 IP: Six months ended June 30, 2012

11. Southcross Energy Partners, L.P.	November 1, 2012	Yes	Year ended December 31, 2011 Twelve months ended June 30, 2012	FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

12. MPLX LP	October 25, 2012	Yes

Year ended December 31, 2011 and three months ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011

Twelve months June 30, 2012 and three months ended September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012

FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

13. Lehigh Gas Partners LP	October 24, 2012	Yes	Year ended December 31, 2011 Twelve months ended June 30, 2012	FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

14. Seadrill Partners LLC[2]	October 18, 2012	Yes	None	FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

15. Summit Midstream Partners, LP	September 27, 2012	Yes	Year ended December 31, 2011 Twelve months ended June 30, 2012	FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

16. Susser Petroleum Partners LP	September 19, 2012	Yes	Year ended December 31, 2011 Twelve months ended June 30, 2012	FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

17. Hi-Crush Partners LP	August 15, 2012	Yes	Twelve months ended June 30, 2012 Six months ended June 30, 2012	FY: Year ended December 31, 2011 IP: Six months ended June 30, 2012

[2]	Foreign private issuer.

MLP	Date of Final Prospectus	Forecast Presented in Final Prospectus	Pro Forma Backcast Period(s) Presented in Prospectus	Most Recent Fiscal Year (FY) and Interim Period (IP) Financial Statements Included in Prospectus
18. Northern Tier Energy LP	July 25, 2012	Yes	Year ended December 31, 2011 Twelve months ended March 31, 2012	FY: Year ended December 31, 2011 IP: Three months ended March 31, 2012

19. EQT Midstream Partners, LP	July 26, 2012	Yes	Year ended December 31, 2011 Twelve months ended March 31, 2012	FY: Year ended December 31, 2011 IP: Three months ended March 31, 2012

20. PetroLogistics LP	May 3, 2012	Yes	None	FY: Year ended December 31, 2011 IP: None

21. Inergy Midstream, L.P.	December 15, 2011	Yes	Year ended September 30, 2011	FY: Year ended September 30, 2011 IP: None

22. Mid-Con Energy Partners, LP	December 14, 2011	Yes	Year ended December 31, 2010 Twelve months ended September 30, 2011	FY: Year ended December 31, 2010 IP: Nine months ended September 30, 2011

23. Memorial Production Partners LP	December 8, 2011	Yes	Year ended December 31, 2010 Twelve months ended September 30, 2011	FY: Year ended December 31, 2010 IP: Nine months ended September 30, 2011

24. Rose Rock Midstream, L.P.	December 8, 2011	Yes	Year ended December 31, 2010 Twelve months ended September 30, 2011	FY: Year ended December 31, 2010 IP: Nine months ended September 30, 2011

25. LRR Energy, L.P.	November 10, 2011	Yes	Year ended December 31, 2010 Twelve months ended June 30, 2011	FY: Year ended December 31, 2010 IP: Six months ended June 30, 2011

26. Rentech Nitrogen Partners, L.P.	November 3, 2011	Yes	Fiscal Year ended September 30, 2010 Twelve months ended June 30, 2011	FY: Year ended September 30, 2010 IP: Nine months ended June 30, 2011

27. American Midstream Partners, LP	July 26, 2011	Yes	Year ended December 31, 2010 Twelve months ended March 31, 2011	FY: Year ended December 31, 2010 IP: Three months ended March 31, 2011

28. Oiltanking Partners, L.P.	July 13, 2011	Yes	Year ended December 31, 2010 Twelve months ended March 31, 2011	FY: Year ended December 31, 2010 IP: Three months ended March 31, 2011

MLP	Date of Final Prospectus	Forecast Presented in Final Prospectus	Pro Forma Backcast Period(s) Presented in Prospectus	Most Recent Fiscal Year (FY) and Interim Period (IP) Financial Statements Included in Prospectus
29. Compressco Partners, L.P.	June 14, 2011	Yes	Year ended December 31, 2010 Twelve months ended March 31, 2011	FY: Year ended December 31, 2010 IP: Three months ended March 31, 2011

30. NGL Energy Partners LP	May 17, 2011	Yes	Fiscal year ended March 31, 2010 Twelve months ended December 31, 2010	FY: Year ended March 31, 2010 IP: Nine months ended December 31, 2010

31. Tesoro Logistics LP	April 19, 2011	Yes	Year ended December 31, 2010	FY: Year ended December 31, 2010 IP: None

32. Golar LNG Partners LP3	April 7, 2011	Yes	None	FY: Year ended December 31, 2010 IP: None

33. CVR Partners, LP	April 7, 2011	Yes	Year ended December 31, 2010	FY: Year ended December 31, 2010 IP: None

34. QR Energy, LP	December 16, 2010	Yes	Year ended December 31, 2009 Twelve months ended September 30, 2010	FY: Year ended December 31, 2009 IP: Nine months ended September 30, 2010

35. Rhino Resource Partners LP	September 29, 2010	Yes	Year ended December 31, 2009 Twelve months ended June 30, 2010	FY: Year ended December 31, 2009 IP: Six months ended June 30, 2010

36. Access Midstream Partners, L.P. (f/k/a Chesapeake Midstream Partners, L.P.)	July 28, 2010	Yes	Year ended December 31, 2009 Twelve months ended March 31, 2010	FY: Year ended December 31, 2009 IP: Three months ended March 31, 2010

37. Oxford Resource Partners, LP	July 13, 2010	Yes	Year ended December 31, 2009 Twelve months ended March 31, 2010	FY: Year ended December 31, 2009 IP: Three months ended March 31, 2010

[3]	Foreign private issuer

MLP	Date of Final Prospectus	Forecast Presented in Final Prospectus	Pro Forma Backcast Period(s) Presented in Prospectus	Most Recent Fiscal Year (FY) and Interim Period (IP) Financial Statements Included in Prospectus
38. Niska Gas Storage Partners LLC	May 11, 2010	Yes	Fiscal Year ended March 31, 2009 Twelve months ended December 31, 2009	FY: Year ended March 31, 2009 IP: Nine months ended December 31, 2009

39. PAA Natural Gas Storage, L.P.	April 29, 2010	Yes	Year ended December 31, 2009	FY: Year ended December 31, 2009 IP: None